# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Valens Semiconductor Ltd., CIK 0001863006
CUSIP: M9607U115
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: 8 Hanagar St., POB 7152, Hod Hasharon, Israel (L3), 4501309
Date of event which requires filing of this statement: 11/20/2025
Amends the filing with accession number 0001178913-24-002269
Filed by CIK 0001992355
Persons authorized to receive notices and communications: Value Base Ltd., 23 Yehuda Halevi St., c/o Tsahy Alon, General Counsel, Tel-Aviv, Israel (L3), 6513601, 972-3-622-3381; Herzog Fox & Neeman, Attn: Ron Ben-Menachem, Adv., Tel-Aviv, Israel (L3), 6777506, 972-3-692-2020

## Reporting persons
- Value Base Ltd. (CIK 0001992355): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 21,299,896; sole dispositive power 0; shared dispositive power 21,299,896; aggregate amount beneficially owned 21,299,896 (20.79% of the class)
  Comment: Percentage reported in Item 13 above is based on 102,365,516 ordinary shares outstanding (which excludes 9,453,819 treasury shares) as of November 10, 2025 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the Securities and Exchange Commission (the "SEC") on November 10, 2025).
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 21,299,896; sole dispositive power 0; shared dispositive power 21,299,896; aggregate amount beneficially owned 21,299,896 (20.79% of the class)
  Comment: Percentage reported in Item 13 above is based on 102,365,516 ordinary shares outstanding (which excludes 9,453,819 treasury shares) as of November 10, 2025 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on November 10, 2025).
- Value Base Invest Management Ltd., acting for itself and as the general partner to Value Base Fund Invest 1, Limited Partnership: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 21,299,896; sole dispositive power 0; shared dispositive power 21,299,896; aggregate amount beneficially owned 21,299,896 (20.79% of the class)
  Comment: Percentage reported in Item 13 above is based on 102,365,516 ordinary shares outstanding (which excludes 9,453,819 treasury shares) as of November 10, 2025 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on November 10, 2025).
- Ido Nouberger: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 21,299,896; sole dispositive power 0; shared dispositive power 21,299,896; aggregate amount beneficially owned 21,299,896 (20.79% of the class)
  Comment: Percentage reported in Item 13 above is based on 102,365,516 ordinary shares outstanding (which excludes 9,453,819 treasury shares) as of November 10, 2025 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on November 10, 2025).
- Victor Shamrich: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 21,299,896; sole dispositive power 0; shared dispositive power 21,299,896; aggregate amount beneficially owned 21,299,896 (20.79% of the class)
  Comment: Percentage reported in Item 13 above is based on 102,365,516 ordinary shares outstanding (which excludes 9,453,819 treasury shares) as of November 10, 2025 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on November 10, 2025).
- Tal Yaacobi: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 21,299,896; sole dispositive power 0; shared dispositive power 21,299,896; aggregate amount beneficially owned 21,299,896 (20.79% of the class)
  Comment: Percentage reported in Item 13 above is based on 102,365,516 ordinary shares outstanding (which excludes 9,453,819 treasury shares) as of November 10, 2025 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on November 10, 2025).

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value
Name of issuer: Valens Semiconductor Ltd.
Address of issuer's principal executive offices: 8 Hanagar St., POB 7152, Hod Hasharon, Israel (L3), 4501309
Comment: This Amendment No. 3 (the "Amendment") amends the statement on Schedule 13D originally filed by the Reporting Persons on July 23, 2024, as amended by Amendment No. 1 thereto filed on August 8, 2024 and as amended by Amendment No. 2 thereto filed on January 30, 2025 (the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged. This Schedule 13D relates to the ordinary shares, no par value (the "Ordinary Shares"), of Valens Semiconductor Ltd., a company incorporated in Israel ("Valens", the "Company" or the "Issuer").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended to add the following:

The Reporting Persons have invested an aggregate of approximately $51.4 million to acquire the Ordinary Shares of the Issuer, as follows: since June 27, 2023, VBF LP has invested approximately $25.9 million of its equity to acquire 11,014,326 Ordinary Shares it holds directly; and since March 25, 2024, VBFI LP has invested approximately $25.5 million of its equity to acquire 10,190,530 Ordinary Shares it holds directly. All options to purchase Ordinary Shares of the Issuer and restricted stock units of the Issuer that are held by Mr. Yaacobi were granted to him in consideration for his services as a director of Valens.

In addition, the information set forth in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended to add the following:

In consideration for Mr. Yaacobi's services as a director, the Issuer made certain equity grants to Mr. Yaacobi on March 12, 2025 through a company wholly-owned by Mr. Yaacobi. These equity grants were as follows: (1) A total of 35,689 options to purchase Ordinary Shares of the Issuer (the "Options"), granted pursuant to the Issuer's 2021 Share Incentive Plan. The Options have an exercise price of U.S. $2.410 and vest over one year in equal quarterly installments, beginning on April 15, 2025. The Options do not have voting rights, cannot be transferred and, prior to vesting, will terminate upon termination of service to the Issuer. (2) A total of 25,630 restricted stock units of the Issuer (the "RSUs"), granted pursuant to the Issuer's 2021 Share Incentive Plan. Upon vesting, Mr. Yaacobi will be issued one Ordinary Share for each RSU. The RSUs vest over one year in equal quarterly installments, beginning on April 15, 2025. Prior to vesting, the RSUs cannot be transferred and will terminate upon termination of service to the Issuer. Pursuant to his existing management agreement with Value Base, Mr. Yaacobi will assign to Value Base all Ordinary Shares received following the exercise of the Options or the vesting of the RSUs, which will be allocated to VBF LP and VBFI GP pro rata in relation to the holdings of each limited partnership, respectively.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated as follows:

As of November 21, 2025, VBF GP may be deemed to be the beneficial owner of the 11,027,139 Ordinary Shares held directly by VBF LP, which represent approximately 10.77% of the number of Ordinary Shares outstanding.

As of November 21, 2025, VBFI GP may be deemed to be the beneficial owner of the 10,190,530 Ordinary Shares held directly by VBFI LP, and 12,495 Ordinary Shares held directly by VBFI GP, which together aggregate to 10,203,025 Ordinary Shares representing approximately 9.97% of the number of Ordinary Shares outstanding.

As of November 21, 2025, Value Base, as the controlling shareholder of VBF GP and VBFI GP, may be deemed the indirect beneficial owner of 11,027,139 and 10,203,025 Ordinary Shares beneficially owned by VBF GP and VBFI GP, respectively, which together aggregate to 21,230,164 Ordinary Shares representing approximately 20.74% of the number of Ordinary Shares outstanding.

As of November 21, 2025, Mr. Shamrich, who together with Mr. Nouberger controls Value Base, may be deemed the indirect beneficial owner of 21,230,164 Ordinary Shares beneficially owned by Value Base, representing approximately 20.74% of the number of Ordinary Shares outstanding.

As of November 21, 2025, Mr. Nouberger, who together with Mr. Shamrich controls Value Base, may be deemed to be the indirect beneficial owner of 21,230,164 Ordinary Shares beneficially owned by Value Base, representing approximately 20.74% of the number of Ordinary Shares outstanding.

As of November 21, 2025, Mr. Yaacobi may be deemed the beneficial owner of 69,732 Ordinary Shares as a result of either restricted stock units of the Issuer that vest within 60 days of November 21, 2025 or options to purchase Ordinary Shares of the Issuer that are currently exercisable or exercisable within 60 days of November 21, 2025, which represent approximately 0.07% of the number of Ordinary Shares outstanding.

Because the Reporting Persons named in this Schedule 13D may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), each of Value Base, VBF GP, VBFI GP, Mr. Nouberger, Mr. Shamrich and Mr. Yaacobi may share the power to vote, or direct the voting of, and share the power to dispose of, or direct the disposition of, the 102,435,248 Ordinary Shares held in the aggregate by the Reporting Persons, which represent approximately 20.79% of the number of Ordinary Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

Percentages set forth in this Schedule 13D were calculated based on 102,365,516 ordinary shares outstanding (which excludes 9,453,819 treasury shares) as of November 10, 2025 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on November 10, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Information concerning transactions in the Ordinary shares effected by the Reporting Persons during the past sixty (60) days or since the most recent filing on Schedule 13D, whichever is less, is set forth in Schedule A hereto and is incorporated herein by reference.

In addition to the above, during the past sixty (60) days or since the most recent filing on Schedule 13D, whichever is less, the trustee appointed by the Issuer to hold awards under the Issuer's 2021 Share Incentive Plan sold 3,399 of the Ordinary Shares received upon vesting of certain of the RSUs held by Mr. Yaacobi in order to satisfy tax withholding obligations of Mr. Yaacobi.

Except as described above or as otherwise set forth in this Amendment, to the best of the Reporting Persons' knowledge none of the persons named in Item 2 effected any other transactions in the Ordinary Shares during the past sixty (60) days or since the most recent filing on Schedule 13D, whichever is less.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ordinary Shares referred to in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended to add the following:

The information set forth in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and restated as follows:

The following Exhibits are filed herewith:

Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (incorporated herein by reference to Exhibit 1 to Schedule 13D filed by the Reporting Persons on January 30, 2025)

Exhibit 2: Unanimous written resolutions of the directors of Value Base Fund Management Ltd., dated as of September 27, 2023 (incorporated herein by reference to Exhibit 2 to Schedule 13D filed by the Reporting Persons on July 23, 2024)

Exhibit 3: Attorney's Certification certifying the signature authority of person(s) signing on behalf of Value Base Invest Management Ltd., dated as of May 6, 2024 (incorporated herein by reference to Exhibit 3 to Schedule 13D filed by the Reporting Persons on July 23, 2024)

Exhibit 4: Board Nomination Agreement, dated as of July 23, 2024 (incorporated herein by reference to Exhibit 4 to Schedule 13D filed by the Reporting Persons on July 23, 2024)

Schedule A: Description of Recent Transactions

## Signatures
- Value Base Ltd.: /s/ Ido Nouberger, Ido Nouberger/CEO (11/24/2025)
- Value Base Ltd.: /s/ Victor Shamrich, Victor Shamrich/Chairman (11/24/2025)
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: /s/ Ido Nouberger*, Ido Nouberger/Director (11/24/2025)
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: /s/ Victor Shamrich*, Victor Shamrich/Director (11/24/2025)
- Value Base Invest Management Ltd., acting for itself and as the general partner to Value Base Fund Invest 1, Limited Partnership: /s/ Ido Nouberger**, Ido Nouberger/Director (11/24/2025)
- Value Base Invest Management Ltd., acting for itself and as the general partner to Value Base Fund Invest 1, Limited Partnership: /s/ Victor Shamrich**, Victor Shamrich/Director (11/24/2025)
- Ido Nouberger: /s/ Ido Nouberger, Ido Nouberger (11/24/2025)
- Victor Shamrich: /s/ Victor Shamrich, Victor Shamrich (11/24/2025)
- Tal Yaacobi: /s/ Tal Yaacobi, Tal Yaacobi (11/24/2025)
Comment: * Evidence of signature authority on behalf of Value Base Fund Management Ltd. is attached as Exhibit 2 to the Schedule 13D.

** Evidence of signature authority on behalf of Value Base Invest Management Ltd. is attached as Exhibit 3 to the Schedule 13D.